Exhibit 99.1

VNET Inks Strategic Partnership with Shandong Hi-Speed Holdings Group Limited

BEIJING, December 28, 2023 — VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, announced that it has entered into a strategic cooperation agreement (the “Agreement”) with Shandong Hi-Speed Holdings Group Limited (“SDHG,” 00412.HK), an important overseas investment and financing as well as emerging industrial holding platform of Shandong Hi-Speed Group.

Pursuant to the Agreement, SDHG and VNET will leverage their respective resources and strengths to develop renewable energy projects in northern China. This partnership aims to jointly build low-carbon, secure and highly-efficient renewable energy system, aligning with the national strategy “East Data, West Computing.” Furthermore, both parties will join hands to build innovative computing power network infrastructures compassing data center, cloud computing and big data to promote the low-carbon and high-quality development of IDC services.

“We’re confident of the synergy that SDHG and VNET are going to create through the partnership,” said Mr. Josh Sheng Chen, Founder and Executive Chairman of VNET. “As VNET continues to execute its growth strategy and capitalize on the booming digital economy, the partnership with SDHG will help us to gain a wealth of resources in the infrastructure and renewable energy space. We look forward to collaborating with SDHG in a variety of green energy initiatives to advance toward our carbon neutrality targets and meet surging demand for supercomputing and digital transformation across a broader swath of society.”

Jianbiao Zhu, Executive Director of SDHG, commented, “We are excited to explore more synergies with VNET to capture the evolving demand driven by AI, leveraging our strength in traditional infrastructure and VNET’s capability in new infrastructure backed with its high-power density deployments. As VNET’s largest strategic investor, SDHG is pleased to work with Josh and the management team, and leverage its domestic and overseas resources to support the ongoing expansion of VNET’s core IDC business to scale up business for a sustainable growth.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About Shandong Hi-Speed Holdings Group Limited

As a company listed in HKEX, Shandong Hi-Speed Holdings Group Limited (“SDHG”) is an important overseas investment and financing as well as emerging industrial holding platform of Shandong Hi-Speed Group. Adhering to the concept of “conduct compliance prudentially, develop steadily and healthily” and leveraging on the unique advantages of Hong Kong international financial center in terms of market, financing, and talents, SDHG is committed to becoming an excellent industrial investment group with a foothold in Hong Kong, an international perspective and connection between domestic and overseas markets for achieving effective integration of resources.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com